EXHIBIT 99.1

TOP Ships Inc. Announces Ex-Distribution Date for Planned Spin-Off of Rubico, a New Nasdaq-Listed Suezmax Tanker Company

ATHENS, Greece, June 05, 2025 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American:TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that the NYSE American (the “NYSE”) has established an ex-distribution date for the previously-announced proposed spin-off of two of its Suezmax tanker vessels.

Rubico Inc. (“Rubico”), currently a subsidiary of TOP Ships, would become an independent publicly-traded company listed on the Nasdaq Capital Market as a result of the planned spin-off. The initial assets of Rubico will be the M/T Eco Malibu and M/T Eco West Coast, each a modern, high specification, scrubber-fitted and fuel-efficient 157,000 dwt Suezmax tanker. As part of the spin-off transaction, TOP Ships intends to distribute 100% of the common shares of Rubico pro rata to its securityholders of record as of June 16, 2025.

The NYSE has established an ex-distribution date for the distribution of Rubico common shares of June 16, 2025. Beginning on that date, TOP Ships common shares will trade without an entitlement by the purchaser of such shares to Rubico common shares distributed in connection with the spin-off.

TOP Ships securityholders do not need to take any action to receive Rubico shares to which they are entitled, and do not need to pay any consideration or surrender or exchange TOP Ships common shares or warrants.

TOP Ships expects that approximately 3,057,337 Rubico common shares will be distributed in the Spin-Off at an assumed distribution ratio of one Rubico common share for every two TOP Ships common shares held by TOP Ships common shareholders (and warrantholders on an as-exercised basis) at the close of business on June 16, 2025. However, such distribution ratio will depend on the number of TOP Ships common shares outstanding, as well as the number of common shares into which outstanding TOP Ships common stock purchase warrants are exercisable, on June 16, 2025, the record date for the spin-off distribution.

Concurrently and conditioned on the spin-off transaction, Rubico expects to raise $1.5 million in a private placement of its common shares at a purchase price of $20.00 per share.

Rubico has filed a registration statement on Form 20-F with the Securities and Exchange Commission in connection with the proposed spin-off. The transaction remains subject to such registration statement being declared effective and the approval of the listing of Rubico’s common shares on the Nasdaq Capital Market. There can be no assurance that the transaction will occur or, if it does occur, of its terms or timing. TOP Ships may, at any time, decide to abandon the spin-off. A copy of the registration statement on Form 20-F filed by Rubico is available at www.sec.gov. The information in the filed registration statement on Form 20-F is not final and remains subject to change.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the proposed spin-off and the prospects and strategies of TOP Ships and Rubico following the spin-off, the valuation of the shares of Rubico and TOP Ships following the spin-off, and the listing of Rubico’s common shares on the Nasdaq Capital Market.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org